Item 77M Series 1

On May 9, 2003, the Fund became the surviving fund in a merger by which it acquired all of the assets and assumed all of the liabilities of the Munder Large-Cap Growth Fund, in complete liquidation of the Munder Large-Cap Growth Fund. The transaction was completed pursuant to an Agreement and Plan of Reorganization approved by the Board of Directors of The Munder Funds, Inc. on February 11, 2003. Shareholders of the Munder Large-Cap Growth Fund approved the Agreement and Plan of
Reorganization on April 23, 2003.